SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2011

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited interim results of China Unicom (Hong Kong) Limited for the six months ended June 30, 2011.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies, including those in connection with our restructuring and integration after our merger with China Netcom Group Corporation (Hong Kong) Limited, or China Netcom, mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) the Company’s competitive position, including its ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including its future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-Owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom;

•	effects of the Company’s discontinuation of the personal handyphone system business in response to the MIIT’s request;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
Date: August 25, 2011	(Registrant)

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Highlights:

Revenue*	:	RMB101.385 billion, up by 22.9% over the same period of last year.

Profit for the period*	:	RMB2.637 billion, down by 5.5% over the same period of last year.

Basic earnings per share	:	RMB0.113, down by 8.9% over the same period of last year.

EBITDA*	:	RMB32.017 billion, up by 4.2% over the same period of last year.

* Excluding deferred fixed-line upfront connection fees.

CHAIRMAN’S STATEMENT

In the first half of 2011, the Company experienced a rapid growth in revenue, continuously optimized its structure, enhanced its network capacity, and gradually improved its profitability. Overall, the Company demonstrated a rapid and healthy development trend.

Financial performance1

In the first half of 2011, the growth of the Company’s revenue accelerated. Revenue of the Company (excluding deferred fixed-line upfront connection fee, same hereafter unless otherwise specified) totaled RMB101.385 billion, an increase of 22.9% over the same period last year. Service revenue was RMB90.350 billion, an increase of 13.0% over the same period last year. EBITDA was RMB32.017 billion, an increase of 4.2% over the same period last year. Profit for the period was RMB2.637 billion, a decline of 5.5%. Profitability of the Company was gradually bottoming out based on quarter-on-quarter comparison. Basic earnings per share was RMB0.113 (including deferred fixed-line upfront connection fee).

In the first half of 2011, operating cash flows of the Company was RMB34.352 billion, an increase of 10.5% over the same period last year. Capital expenditure was RMB25.968 billion, a decline of 22.1% over the same period last year. As at 30 June 2011, debt-to-capitalisation ratio was 31.7% and net debt-to-capitalisation ratio was 25.7%. The Company’s debt-to-capitalisation structure remained solid.

Business performance1

In the first half year, driven by the rapid growth of the 3G and fixed-line broadband businesses, the growth of the Company’s mobile business further accelerated. The fixed-line business remained stable. The growth of service revenue over the same period exceeded that of the industry average by 2.9 percentage points, with a gradual increase in the market share. While revenue grew rapidly, the revenue structure continued to improve. Service revenue from the mobile business accounted for 54.2% of the overall service revenue, an increase of 5.3 percentage points over the same period last year.

Mobile business

In the first half of 2011, the Company promoted the large-scale development of the 3G business focusing on both quality and quantity, and reinforced the effectiveness of the GSM business. The mobile business showed strong development momentum. As at 30 June 2011, the total number of subscribers of the Company reached 181.61 million, an increase of 15.7% over the same period last year. The penetration rate of 3G subscribers reached 13.2%. Benefiting from the rapid increase in 3G subscriber penetration rate, the overall ARPU of mobile subscribers for the first half year reached RMB46.8, an increase of 9.3% over the same period last year. Incremental revenue from the mobile business increased quarter by quarter. Service revenue for the first half year was RMB48.998 billion, an increase of 25.3% over the same period last year. The percentage of the 3G service revenue of the total revenue was 26.9%.

The large-scale and rapid development of the 3G business: In the first half of 2011, the Company actively optimized sales and marketing policies in terms of 3G products, subsidies, terminals and channels, and expanded the target subscriber group step by step. The 3G business demonstrated large-scale and rapid growth and the net additions of subscribers were 9.885 million. The total number of 3G subscribers reached 23.945 million. The ARPU of 3G subscribers was RMB117.5, a decrease of 11.7% over the same period last year. Service revenue was RMB13.180 billion, an increase of 234% over the same period last year. The quarterly average period-on-period growth rate reached 31.6%.

The Company continuously developed and deepened channel cooperation. Following the strategic partnership with Suning and others, the Company entered into strategic cooperation with national channel cooperation partners such as Guomei and 80 regional chain channels in the first half year, and gradually established a favourable position among mainstream social channels. In addition, the Company continuously strengthened its supporting service capability of social channels in such aspects as products, commission and settlement and established a win-win cooperative model with social channels. This significantly boosted the initiative of channel sales. In the first half year, sales of 3G business through social channels accounted for 51%, an increase of 16 percentage points over the same period last year.

Capitalizing on the industry chain advantage of WCDMA in the smartphones market, the Company further strengthened its co-operations with various WCDMA industry chain parties, actively promoted the innovative operations of terminals. In first half of the year, the Company newly launched over 30 models of strategically customized handsets. The Company also took bold measures in innovation and redefined mobile Internet handsets with experience and price as the core elements. In June, the Company launched the first “Thousand-RMB Wide Screen Smartphone” in mainland China. The handset was well received by the market and became an important driving force for the large-scale development of mid and low-end subscriber base.

With respect to contents and applications, the Company focused on products such as music, video, reading and application stores, established a diversified base of partners, enriched content resources, improved product experience, and continuously nourished subscribers’ consumption habit of data service. In the first half year, 3G subscribers’ monthly average data volumn reached 265.6MB, an increase of 86.0% over the same period last year.

The GSM business maintained steady growth: The Company upheld both development and maintenance, strengthened subscriber retention, actively promoted voice package operations and enhanced the effectiveness of GSM business development. The GSM business maintained steady growth. In the first half year, the net additions of GSM subscribers were 4.299 million and the total number of subscribers reached 157.665 million. The ARPU of subscribers was RMB38.3, a decrease of 3.8% over the same period last year. Service revenue was RMB35.818 billion, an increase of 1.9% over the same period last year.

Fixed-line business

In the first half of 2011, the Company actively promoted the marketing of fixed-line broadband speed enhancement. The net additions of broadband subscribers were 5.098 million and the total number of subscribers reached 52.322 million, an increase of 19.6% over the same period last year. Service revenue of the broadband service was RMB17.172 billion, an increase of 18.7% over the same period last year.

Confronted with severe challenges arising from factors such as mobile substitution, the Company actively promoted the integrated business and voice package marketing and endeavored to mitigate the decline in the local telephone business2. In the first half of 2011, the total loss of local telephone subscribers was 1.177 million and the total number of subscribers was 95.458 million, of which, the loss of PHS subscribers was 2.951 million and its total number of subscribers was 10.472 million. The local telephone business2 recorded service revenue of RMB17.663 billion, a decline of 15.0% over the same period last year.

Benefiting from the rapid growth of businesses such as fixed-line broadband business, service revenue from the fixed-line broadband business of the Company was RMB40.903 billion for the first half year, an increase of 2.5% over the same period last year.

Integrated business and industry applications

In the first half year, the Company emphasizing on optimizing the marketing organization system and the industry applications research and development support system, both of which are tailored to the needs of corporate customers. Using industry applications as the breakthrough point, the Company expanded the corporate customer market and gradually built up the influence of “WO•Business” in the six major areas, namely banking, securities, insurance, automobile, aerospace and central-government-owned enterprises, with industry application user development beginning to take shape. In the first half year, the Company developed over 3 million subscribers in the five major industry applications, namely mobile OA, government enforcement, automotive information services, monitoring and surveillance and stock trading/wireless internet cards.

For family subscribers, the Company actively marketed the “WO•Family” integrated product with fixed-line broadband as the core service. As at 30 June, the total number of “WO•Family” package subscribers reached 3.7 million and the broadband family subscriber penetration rate reached 8.7%.

Network building

In the first half year, the Company continued to speed up 3G network building, continued to enhance the GSM network, accelerated the broadband network upgrade and speed enhancement and stepped up its efforts in WiFi hotspot deployment to meet growing business development needs.

As at 30 June 2011, the total number of 3G base stations was 203,000, an increase of 32.8% over the same period last year. The HSPA+ network covered 56 key cities nationwide and can provide network services with a downlink rate of 21M for subscribers. The total number of GSM base stations reached 348,000, an increase of 13.7% over the same period last year. The total number of fixed-line broadband access ports reached 74.25 million, an increase of 26.9% over the same period last year.

Outlook

In the second half year, the Company intends to adhere to its development strategy to seize market opportunities, accelerate large-scale development and strive for faster growth in revenue, significant improvement in profitability and further enhancement of overall strength and market position. Major operating measures in the second half year include:

Achieving large-scale development of key businesses. By fully capitalizing on marketing and incentive policies in respects of terminals, subsidies, key industry applications and channels, the Company intends to accelerate the large-scale development of the 3G business to further increase market share. The Company also plans to transform the GSM marketing model in an active and steady way and maintain the steady development of the GSM business. In addition, the Company expects to promote the continuous and rapid growth of the fixed-line broadband business and step up overall efforts in the marketing of integrated products to maintain the stability of the fixed-line business.

Driving new breakthroughs in key markets. The Company intends to further expand the scope for promoting key industry applications and enhance product advantages and brand influence to drive a large-scale increase in corporate customers. The Company plans to optimize the campus market product system and integrate marketing resources to achieve breakthrough development in the juvenile market for key businesses such as 3G business. The Company also plans to further tap the consumption demand of rural markets and step up efforts in developing broadband, GSM and integrated businesses to increase the penetration rate of the rural subscribers. In addition, the Company plans to leverage on the product and service advantages of its international business to effectively increase the market share in the international business.

Enhancing network and operating support capability. The Company intends to continue to accelerate 3G network building, optimize 2G network coverage and expedite indoor coverage and WLAN establishment to continuously increase network capacity and improve network quality. The Company also plans to continue to promote broadband network upgrade and speed enhancement, expedite optical fibre access network building and accelerate the substitution of copper wires by optical fibre to meet growing business development needs.

Promoting management reform in key areas. The Company intends to actively promote the reform of the operating model with a focus on grid marketing and self-owned sales outlets. While continuing to optimize the management system and business process, the Company plans to enhance the full cost management of LAN to facilitate the continued enhancement of the utilization efficiency of various resources. Guided by market size and resources utilization efficiency, the Company also plans to reinforce the appraisal and remuneration allocation mechanism to fully inspire the vigor of employees, thereby providing a strong support for the rapid development of the Company’s business and the continued enhancement of operational efficiency.

Lastly, on behalf of the Board of the Company, I would like to express my sincere gratitude to the shareholders, the government and the community for their support to the development of the Company, and also to the management and all staff members of the Company for their unremitting efforts in the development of the Company.

Chang Xiaobing Chairman and Chief Executive Officer

Hong Kong, 24 August 2011

Note:

1.	Except for earnings per share figure, all revenue and profit for the period figures mentioned above excluded deferred fixed-line upfront connection fees of RMB15 million for the first half of 2011 and RMB130 million for the first half of 2010.

2.	Local telephone business includes local voice service, long-distance service, fixed-line VAS, interconnection settlement services.

FINANCIAL AND BUSINESS OVERVIEW

I.	Financial Overview[1]

Revenue

In the first half of 2011, total revenue would reach RMB101.385 billion or increase by 22.9% as compared to the same period of last year. Out of which, service revenue would reach RMB90.350 billion or increase by 13.0% as compared to the same period of last year.

Revenue from the mobile business was RMB60.000 billion, of which, service revenue from mobile business was RMB48.998 billion, up by 25.3% from the same period of last year. Value-added service revenue from the mobile business was RMB17.310 billion and as a percentage of service revenue from the mobile business, there was an increase from 31.3% in first half of 2010 to 35.3% in first half of 2011. Service revenue from GSM business was RMB35.818 billion, up by 1.9% from the same period of last year. Service revenue from 3G business was RMB13.180 billion. As a percentage of service revenue from the mobile business, there was an increase from 10.1% in first half of 2010 to 26.9% in first half of 2011.

Revenue from the fixed-line business would reach RMB40.936 billion, of which, service revenue from the fixed-lined business would reach RMB40.903 billion, up by 2.5% from the same period of last year. Non-voice revenue from the fixed-line business was RMB25.553 billion and as a percentage of service revenue from the fixed-line business, there was an increase from 54.0% in first half of 2010 to 62.5% in first half of 2011. Out of non-voice revenue from the fixed-line business, service revenue from broadband business was RMB17.172 billion, up by 18.7% from the same period of last year. As a percentage of service revenue from the fixed-line business, there was an increase from 36.3% in first half of 2010 to 42.0% in first half of 2011. Service revenue from the local telephone business would reach RMB17.663 billion, down by 15.0% compared with the same period of last year.

Costs and Expenses

In the first half of 2011, total costs and expenses2, were RMB97.891 billion, up by 24.2% from the same period of last year.

Due to the expansion of Company’s network capacity and increase of network assets, as well as the increase in utilities charges and rental expenses, the Company incurred depreciation and amortisation charge of RMB28.351 billion in the first half of 2011, increased by RMB1.710 billion or 6.4% from the same period of last year. Networks, operations and support expenses were RMB14.034 billion, increased by RMB1.275 billion or 10.0% from the same period of last year.

The Company continued the market promotion of its key businesses such as 3G and broadband service. Selling and marketing expenses were RMB13.596 billion in first half of 2011, increased by RMB2.256 billion or 19.9% from the same period of last year. Cost of telecommunications products sold was RMB14.293 billion. Loss on the sale of telecommunications products was RMB3.258 billion, of which, loss on sale of 3G handsets (“3G handset subsidy cost”) was RMB3.057 billion, increased by RMB2.566 billion from the same period of last year.

Earnings

In the first half of 2011, profit before income tax would be RMB3.494 billion, profit for the period would be RMB2.637 billion, down by 5.5% from the same period of last year. Basic earnings per share1 was RMB0.113. EBITDA3 would be RMB32.017 billion, up by 4.2% as compared to the same period of last year. EBITDA margin (EBITDA as a percentage of the total revenue) would be 31.6%.

Operating Cash Flows and Capital Expenditures

In the first half of 2011, cash flows from operating activities were RMB34.352 billion, up by 10.5% from the same period of last year, capital expenditures totaled RMB25.968 billion. Free cash flows (representing net cash flows from operating activities minus capital expenditures) were RMB8.384 billion.

Balance Sheet

Liabilities-to-assets ratio changed from 53.4% as at 31 December 2010 to 53.0% as at 30 June 2011. Debt-to-capitalisation ratio changed from 32.0% as at 31 December 2010 to 31.7% as at 30 June 2011.

II.	Business Overview

Mobile Business

3G Business

In the first half of 2011, the Company continued its unified 3G strategy, further optimized 3G tariff plans, improved prepaid products and services, and launched HSPA+ wireless data card. The Company adjusted its subsidy policy toward key 3G handsets, further lowered the thresholds for 3G handset subsidy, launched thousand-RMB wide-screen smartphones, and accelerated the introduction of mid-and-low-end smartphones into the market. The Company enhanced application development and data volume management, carried out promotional activities on key 3G data services, pushed forward the growth of key products such as mobile music, mobile TV, mobile Internet and mobile mailbox, and proactively promoted innovative services such as mobile microblog, mobile reading and online application store. In the first half of 2011, the number of 3G subscribers increased by 9.885 million to 23.945 million, of which the number of wireless data card subscribers amounted to 2.565 million; the total 3G voice usage amounted to 66.22 billion minutes, the average data usage per subscriber per month was 265.6M, and the average revenue per user (“ARPU”) per month was RMB117.5. The numbers of mobile TV subscribers, mobile reading subscribers and mobile mailbox subscribers were 8.511 million, 7.925 million and 17.528 million, respectively.

GSM Business

In the first half of 2011, the Company continued to transform its GSM business model and achieved the steady growth in its GSM business by taking a series of measures including, pushing forward fixed and mobile bundling, consolidating GSM tariff plans, introducing voice volume products and bundling products, promoting key services such as mobile Internet and “Cool Ringtone”, upgrading the PHS subscribers to GSM, and gradually and steadily migrating the mid-and-high-end GSM subscribers to 3G. In the first half of 2011, the number of GSM subscribers increased by 4.299 million to 157.665 million; the total GSM voice usage amounted to 242.48 billion minutes, up 5.5% from the same period of last year; monthly ARPU was RMB38.3, down 3.8% from the same period of last year; the number of mobile Internet subscribers increased by 6.358 million to 62.170 million, representing a penetration rate of 39.4%; the number of “Cool Ringtone” subscribers amounted to 63.378 million, representing a penetration rate of 40.2%.

Fixed-line Business

In the first half of 2011, the Company continued to upgrade its broadband network and transmission speed, and improved the coverage and access capabilities of the broadband network. By introducing high-speed-based value-added products and promoting experiential marketing on high-speed broadband services, the Company increased the proportion of high-speed bandwidth subscribers. The Company also promoted more convenient broadband customer services as well as sales practices at communities. Those measures resulted in a rapid growth of the broadband business and an improved revenue mix of the overall fixed-line business. Leveraging on its full-service advantage, the Company vigorously promoted its fully bundled product “WO Family”, which facilitated the stable development of the fixed-line business and the retention of its local fixed-line subscribers. In the first half of 2011, the number of broadband subscribers increased by 5.098 million to 52.322 million. Subscribers with 4M-and-above bandwidth accounted for 35.0% of all broadband subscribers, up 10.2 percentage points from the same period of last year; the number of broadband content and application subscribers reached 19.396 million, accounting for 37.1% of all broadband subscribers. Monthly ARPU of broadband subscribers was RMB57.6, down 1.5% from the same period of last year; the number of “WO Family” subscribers increased by 3.309 million to 3.697 million, which helped bring in 1.409 million broadband and 1.004 million local fixed-line new subscribers.

In the first half of 2011, the number of local access subscribers declined by 1.177 million to 95.458 million, of which the number of PHS subscribers declined by 2.951 million to 10.472 million. Monthly ARPU of local access subscribers was RMB26.4, down 10.8% from the same period of last year.

Sales and Marketing

Branding Strategy

In the first half of 2011, the Company further developed its full-service branding practices and enriched the content of “WO” brand. In addition to the continuous promotion of “WO 3G”, the Company also strengthened the promotion of “WO Family” and “WO Business”, and steadily implemented the offerings of “WO Customer Care”. Through the increased use of the new media such as Internet as well as the enhanced cooperation with various media, the Company promoted its innovative products and services to targeted markets, and highlighted the overall strength of the “WO” brand in terms of 3G handsets, network, applications and customer care.

Sales and Marketing Strategy

In the first half of 2011, the Company successfully accelerated 3G business growth through a combination of improved 3G tariff plans and products, proactive handset subsidy programs, win-win cooperation with third-party channels and more diversified smartphone offerings. The Company also promoted the upgrade of its existing 2G users to 3G services in a proactive and steady way. Leveraging on the convergence trend, the Company launched broadband-based multimedia application trials for families, and promoted bundled service plans to families (under the brand of “WO Family”) and SMEs (under the brand of “WO Business”) to further facilitate the development of its integrated business model.

In the first half of 2011, the Company continued to deepen cooperation with mobile handset vendors and enriched the offerings of “WO 3G” terminals. The Company further optimized handset subsidy programs, and proactively promoted 3G service contracts that encourage users to purchase handsets themselves and enjoy discounts through fee deposits. Those measures led to a continuous increase in the percentage of 3G contracted subscribers and an improvement in 3G subscriber growth quality.

In the first half of 2011, with opportunities arising from the surging demand for informanization by governments and enterprises, the Company launched a series of exhibition activities to promote industry applications on key sectors such as automotive, aviation, insurance, securities etc. The Company has developed more than 3 million users by offering a series of industry applications such as mobile OA, government enforcement, automotive information services, monitoring and surveillance, stock trading and proprietary internet access. Industry applications have become an important driving force for the development of the Company’s mobile business for corporate accounts.

Distribution Channels

In the first half of 2011, the Company continued to improve its distribution system for its various telecom services and enhanced the sales capabilities of its various channels. To strengthen its self-owned channels, the Company launched performance evaluations on self-owned sales outlets and promoted experiential marketing practices at such locations. The Company accelerated its expansion into national and regional electronic chain stores and has made continuous and substantial progresses. In the first half of 2011, the Company entered into strategic and comprehensive cooperation agreements with several national chain store firms, such as Guomei, FunTalk, HiSap, as well as 80 regional chain store firms. The percentage of 3G subscribers acquired from third-party channels reached 51%. By further increasing promotional efforts, improving and optimizing the system functions and standardizing the operation processes of e-channels, the Company achieved rapid growth in its e-channels. In the first half of 2011, the revenue generated from the e-channels reached RMB10.1 billion, up 113% from the same period of last year; and the number of e-channel customers exceeded 83 million, up 129% compared with the same period of last year.

Customer Care

In the first half of 2011, the Company expanded the subscriber-centered customer care system and pushed forward the implementation of the continuous improvement plans to further facilitate the Company’s overall development. The Company optimized the measures and system to monitor customer care quality and enhanced the integration of call centers with sales and marketing efforts, so as to continuously raise the capability and quality of customer hotline services. The Company improved the segmentation of customer care system and strengthened customer care for high-end subscribers. The Company also accelerated the construction of the IT infrastructure for customer care to provide better support to the sales and marketing activities.

Note 1:	Except for basic earnings per share figure, all revenue and profit for the period figures mentioned above excluded deferred fixed-line upfront connection fees of RMB15 million for the first half of 2011 and RMB130 million for the first half of 2010.

Note 2:	Including interconnection charges, depreciation and amortisation, networks, operations and support expenses, employee benefit expenses, other operating expenses, finance costs, interest income and other income-net.

Note 3:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2011 extracted from the unaudited condensed consolidated interim financial information of the Group as set out in 2011 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS AT 30 JUNE 2011

(All amounts in Renminbi (“RMB”) millions)

	Note	30 June 2011	31 December 2010 As restated (Note 3)
ASSETS
Non-current assets
Property, plant and equipment		363,172	366,060
Lease prepayments		7,566	7,607
Goodwill		2,771	2,771
Deferred income tax assets		5,617	4,840
Financial assets at fair value through other comprehensive income	6	9,989	6,214
Other assets		11,894	11,753

		401,009	399,245

Current assets
Inventories and consumables		4,089	3,728
Accounts receivable, net	7	10,435	9,286
Prepayments and other current assets		4,794	5,115
Amounts due from related parties		39	50
Amounts due from domestic carriers		1,200	1,261
Short-term bank deposits		305	273
Cash and cash equivalents		18,042	22,495

		38,904	42,208

Total assets		439,913	441,453

EQUITY
Equity attributable to owners of the parent
Share capital		2,311	2,310
Share premium		173,470	173,436
Reserves		(17,963)	(18,273)
Retained profits
- Proposed 2010 final dividend	13	—	1,885
- Others		49,142	46,483

Total equity		206,960	205,841

	Note	30 June 2011	31 December 2010 As restated (Note 3)

LIABILITIES
Non-current liabilities
Long-term bank loans		1,449	1,462
Promissory notes		15,000	15,000
Convertible bonds	8	11,356	11,558
Corporate bonds		7,000	7,000
Deferred income tax liabilities		19	22
Deferred revenue		2,131	2,171
Other obligations		156	162

		37,111	37,375

Current liabilities
Accounts payables and accrued liabilities	9	92,650	97,659
Taxes payable		1,593	1,484
Amounts due to ultimate holding company		213	229
Amounts due to related parties		4,526	5,191
Amounts due to domestic carriers		1,124	873
Commercial papers	10	24,000	23,000
Short-term bank loans		34,856	36,727
Current portion of long-term bank loans		54	58
Dividend payable	13	479	431
Current portion of deferred revenue		876	1,042
Current portion of other obligations		2,611	2,637
Advances from customers		32,860	28,906

		195,842	198,237

Total liabilities		232,953	235,612

Total equity and liabilities		439,913	441,453

Net current liabilities		(156,938)	(156,029)

Total assets less current liabilities		244,071	243,216

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2011

(All amounts in RMB millions, except per share data)

		Six months ended 30 June
	Note	2011	2010 As restated (Note 2 (b))

Revenue	11	101,400	82,640

Interconnection charges		(7,763)	(6,479)
Depreciation and amortisation		(28,351)	(26,641)
Networks, operations and support expenses		(14,034)	(12,759)
Employee benefit expenses		(12,520)	(11,572)
Other operating expenses		(35,051)	(20,977)
Finance costs		(893)	(864)
Interest income		120	40
Other income - net		601	408

Profit before income tax		3,509	3,796
Income tax expenses	5	(857)	(874)

Profit for the period		2,652	2,922

Profit attributable to:
Owners of the parent		2,652	2,922

Earnings per share for profit attributable to owners of the parent:
Basic earnings per share (RMB)	14	0.11	0.12

Diluted earnings per share (RMB)	14	0.11	0.12

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2011

(All amounts in RMB millions)

		Six months ended 30 June
	Note	2011	2010 As restated (Note 2 (b) and 3)

Profit for the period		2,652	2,922

Other comprehensive income/(loss)
Changes in fair value of financial assets through other comprehensive income	6	409	(2,710)
Tax effect on changes in fair value of financial assets through other comprehensive income		(102)	671

Changes in fair value of financial assets through other comprehensive income, net of tax		307	(2,039)
Currency translation differences		(6)	(17)

Other comprehensive income/(loss) for the period, net of tax		301	(2,056)

Total comprehensive income for the period		2,953	866

Total comprehensive income attributable to:
Owners of the parent		2,953	866

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2011

(All amounts in RMB millions)

			Six months ended 30 June
	Note		2011	2010

Net cash inflow from operating activities			34,352	31,089

Net cash outflow from investing activities	(a	)	(36,524)	(32,737)

Net cash (outflow)/inflow from financing activities			(2,281)	649

Net decrease in cash and cash equivalents			(4,453)	(999)
Cash and cash equivalents, beginning of period			22,495	7,820

Cash and cash equivalents, end of period			18,042	6,821

Analysis of the balances of cash and cash equivalents:
Cash balances			7	7
Bank balances			18,035	6,814

			18,042	6,821

(a)	The amount of net cash outflow from investing activities for the six months ended 30 June 2010 included the proceeds of approximately RMB5,121 million received in relation to disposal of the CDMA business in 2008.

NOTES: (All amounts in RMB millions unless otherwise stated)

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding. After the disposal of the CDMA business to China Telecom Corporation Limited on 1 October 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008 and the launch of WCDMA mobile business on 1 October 2009, the principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “Mobile business”, the services aforementioned other than the Mobile business is hereinafter collectively referred to as the “Fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Netcom BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2011 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim financial reporting” issued by the International Accounting Standards Board. IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2011 and 2010 have not been audited by the auditors, and the financial information for the year ended 31 December 2010 is extracted from the audited financial statements as set out in the Company’s 2010 Annual Report.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2010. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2010 Annual Report and there have been no significant changes in any risk management policies for the six months ended 30 June 2011.

The interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The Company’s auditors, PricewaterhouseCoopers, has also reviewed the condensed consolidated interim financial information in accordance with Hong Kong Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity” issued by the HKICPA. PricewaterhouseCoopers’s independent review report to the Board of Directors is included in the interim report to be sent to shareholders.

(a)	Going Concern Assumption

As at 30 June 2011, current liabilities of the Group exceeded current assets by approximately RMB156.9 billion (31 December 2010: approximately RMB156.0 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB173.5 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB118.1 billion was unutilised as at 30 June 2011; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2011 have been prepared under the going concern basis.

(b)	Revenue Recognition on Sales of Services and Goods

The Group offers promotional packages to the customers which include the bundled sale of mobile handset and provision of services. Prior to the fourth quarter of 2010, the Group determined the amount of revenue allocated to the handset using the residual value method. Under such method, the Group determined the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognised revenue related to the sale of the handset when the title is passed to the customer whereas service revenue was recognised based upon the actual usage of mobile services. The cost of the mobile handset was expensed immediately to the statement of income.

During 2010, the Group has offered preferential promotional packages with more attractive terms to new subscribers, and more new subscribers were developed under such preferential packages during the year. In order to provide reliable and more relevant information to users of the financial statements, starting from the fourth quarter of 2010, the Group determined to adopt the accounting policy of relative fair value method retrospectively from 1 January 2010 to account for such preferential promotional packages, considering that each deliverable in the promotional packages has standalone value to the customer and there is objective and reliable evidence of the fair value regarding each deliverable in the services packages. Under the relative fair value method, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

This change in accounting policy resulted in an increase in the Group’s revenue, profit before income tax, profit for the period and earnings per share of RMB527 million, RMB527 million, RMB396 million and RMB0.02, respectively, for the six months ended 30 June 2010; and a decrease in advances from customers of RMB545 million as at 30 June 2010. The 2010 comparative figures have been restated accordingly.

3.	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2010.

Early Adoption of IFRS/HKFRS 9

On 1 January 2011, the Group early adopted IFRS/HKFRS 9 “Financial Instruments”. IFRS/HKFRS 9 requires an entity to classify its financial assets into two measurement categories: those measured at fair value and those measured at amortised cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Following the adoption of IFRS/HKFRS 9 on 1 January 2011, investments and other financial assets of the Group held are classified under the following categories:

Financial assets measured at amortised cost

Investments are classified under this category if they satisfy both of the following conditions:

•

The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realising fair value gains; and

•

The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and are unleveraged.

Bank deposits, accounts receivable and other deposits are also classified under this category.

Financial assets under this category are carried at amortised cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sale proceeds and the carrying values, are recognised in the statement of income. Interest income is recognised in the statement of income using the effective interest method and disclosed as interest income.

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortised cost.

Securities or bank deposits with embedded derivatives are classified in their entirety as measured at fair value where the economic characteristics and risks of the embedded derivatives are dissimilar to those of the host contracts and modify the contractual cash flows, such that they are not solely payments of principal and interest on the principal amount outstanding or the interest rate does not reflect only consideration for the time value of money and credit risk.

Financial assets under this category are investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognise changes in fair value of financial assets measured at fair value only through other comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognised when the right to receive a dividend is established and is disclosed separately as dividend income.

Purchases and sales of financial assets are recognised on the transaction date. Financial assets are derecognised when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.

Upon the adoption of the standard, the Group:

•	Classified its investments in equity instruments as those measured at fair value;

•

Made an irrevocable election to recognise changes in fair value of these financial assets only through other comprehensive income. As a result of this election, all subsequent fair value or disposal gains/losses will not be recognised in the statement of income; and

•	Transferred the balance of available-for-sale fair value reserve to investment valuation reserve.

There was no impact on the Group’s accounting for financial liabilities, as the new standard only affect the accounting for financial liabilities that are designated at fair value through profit and loss, and the Group did not have any such liabilities.

4.	SEGMENT INFORMATION

The Chief Operating Decision Maker (the “CODM”) has been identified as the Board of Directors (the “BOD”) of the Company which regularly reviews the Group’s internal reporting in order to assess performance and allocate resources; and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group’s operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

•	Mobile business - the provision of GSM and WCDMA cellular and related services primarily in all 31 provinces, municipalities and autonomous regions in Mainland China;

•

Fixed-line business - the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services primarily in all 31 provinces, municipalities and autonomous regions in Mainland China.

The CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also included other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities.

Revenues between segments are carried out on terms comparable to those transactions conducted with third parties or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the unaudited condensed consolidated interim statement of income.

4.1 Operating Segments

	Six months ended 30 June 2011
	Mobile business	Fixed-line business	Subtotal	Reconciling items		Total
				Unallocated amounts	Eliminations

Telecommunications service revenue	48,974	40,112	89,086	—	—	89,086
Information communication technology services and other revenue	24	806	830	449	—	1,279
Sales of telecommunications products	11,002	33	11,035	—	—	11,035

Total revenue from external customers	60,000	40,951	100,951	449	—	101,400
Intersegment revenue	67	2,173	2,240	266	(2,506)	—

Total revenue	60,067	43,124	103,191	715	(2,506)	101,400
Interconnection charges	(8,284)	(1,714)	(9,998)	—	2,235	(7,763)
Depreciation and amortisation	(12,599)	(14,584)	(27,183)	(1,226)	58	(28,351)
Networks, operations and support expenses	(1,768)	(4,637)	(6,405)	(7,631)	2	(14,034)
Employee benefit expenses	—	—	—	(12,630)	110	(12,520)
Other operating expenses	(21,149)	(4,787)	(25,936)	(9,200)	85	(35,051)
Finance costs	—	—	—	(1,149)	256	(893)
Interest income	—	—	—	376	(256)	120
Other income - net	—	—	—	601	—	601

Segment profit/(loss) before income tax	16,267	17,402	33,669	(30,144)	(16)	3,509

Income tax expenses						(857)

Profit for the period						2,652

Attributable to:
Owners of the parent						2,652

Other information:
Provision for doubtful debts	(1,065)	(369)	(1,434)	(7)		(1,441)

Capital expenditures for segment assets (a)	7,928	10,943	18,871	7,097		25,968

	Six months ended 30 June 2010 (As restated)
	Mobile business	Fixed-line business	Subtotal	Reconciling items		Total
				Unallocated amounts	Eliminations

Telecommunications service revenue	39,060	39,606	78,666	537	—	79,203
Information communication technology services and other revenue	51	437	488	421	—	909
Sales of telecommunications products	2,462	66	2,528	—	—	2,528

Total revenue from external customers	41,573	40,109	81,682	958	—	82,640
Intersegment revenue	92	2,118	2,210	319	(2,529)	—

Total revenue	41,665	42,227	83,892	1,277	(2,529)	82,640
Interconnection charges	(6,853)	(1,836)	(8,689)	—	2,210	(6,479)
Depreciation and amortisation	(11,257)	(14,331)	(25,588)	(1,089)	36	(26,641)
Networks, operations and support expenses	(1,395)	(4,232)	(5,627)	(7,134)	2	(12,759)
Employee benefit expenses	—	—	—	(11,679)	107	(11,572)
Other operating expenses	(8,462)	(4,335)	(12,797)	(8,287)	107	(20,977)
Finance costs	—	—	—	(959)	95	(864)
Interest income	—	—	—	135	(95)	40
Other income - net	—	—	—	408	—	408

Segment profit/(loss) before income tax	13,698	17,493	31,191	(27,328)	(67)	3,796

Income tax expenses						(874)

Profit for the period						2,922

Attributable to:
Owners of the parent						2,922

Other information:
Provision for doubtful debts	(932)	(472)	(1,404)	(3)		(1,407)

Capital expenditures for segment assets (a)	10,788	11,596	22,384	10,932		33,316

	30 June 2011
	Mobile business	Fixed-line business	Subtotal	Reconciling items		Total
				Unallocated amounts	Eliminations

Total segment assets	170,912	227,527	398,439	43,109	(1,635)	439,913

Total segment liabilities	74,803	48,908	123,711	110,360	(1,118)	232,953

	31 December 2010
	Mobile business	Fixed-line business	Subtotal	Reconciling items		Total
				Unallocated amounts	Eliminations

Total segment assets	170,839	225,769	396,608	46,446	(1,601)	441,453

Total segment liabilities	74,141	48,386	122,527	114,184	(1,099)	235,612

(a)	Capital expenditures under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.

5.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2010: 16.5%) on the estimated assessable profit for the six months ended 30 June 2011. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profit for the six months ended 30 June 2011 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2010: 25%).

	Six months ended 30 June
	2011	2010 (As restated)

Provision for income tax on the estimated taxable profits for the period
- Hong Kong	8	9
- Outside Hong Kong	1,731	951

	1,739	960
Deferred taxation	(882)	(86)

Income tax expenses	857	874

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2011	31 December 2010 (As restated)

Equity securities issued by corporates	9,989	6,214

Analysed by place of listing:
Listed in the PRC	128	127
Listed outside of PRC	9,861	6,087

	9,989	6,214

For the six months ended 30 June 2011, changes in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB409 million (for the six months ended 30 June 2010: approximately RMB2,710 million). The changes in fair value, net of tax impact, of approximately RMB307 million (for the six months ended 30 June 2010: approximately RMB2,039 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

The Company increased its investment in Telefónica S.A. (“Telefónica”) in January 2011. Please refer to Note 12 for details.

7.	ACCOUNTS RECEIVABLE, NET

The aging analysis of accounts receivable is as follows:

	30 June 2011	31 December 2010

Within one month	7,686	6,625
More than one month to three months	1,562	1,316
More than three months to one year	3,751	3,054
More than one year	2,751	2,271

	15,750	13,266

Less: Provision for doubtful debts for Mobile business	(3,028)	(2,074)
Provision for doubtful debts for Fixed-line business	(2,173)	(1,829)
Provision for doubtful debts for other business	(114)	(77)

	10,435	9,286

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.

There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

8.	CONVERTIBLE BONDS

The convertible bonds recognised in the unaudited condensed consolidated interim balance sheet are calculated as follows:

Liability component on initial recognition, net of direct issue costs	11,568
Less: effect of exchange gain on liability component	(55)
Add: imputed finance cost	45

Liability component at 31 December 2010	11,558
Less: effect of exchange gain on liability component	(264)
Less: interest paid	(45)
Add: imputed finance cost	107

Liability component at 30 June 2011	11,356

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) of the convertible bonds and the fair value of the liability component is credited to the convertible bonds reserve under equity attributable to owners of the parent.

The liability component of the convertible bonds at 30 June 2011 amounted to approximately RMB11,356 million (equivalent to USD1,755 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

During the six months ended 30 June 2011, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by the bonds issuer.

9.	ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

The aging analysis of accounts payables and accrued liabilities is as follows:

	30 June 2011	31 December 2010

Less than six months	81,471	85,485
Six months to one year	3,526	3,866
More than one year	7,653	8,308

	92,650	97,659

10.	COMMERCIAL PAPERS

On 1 April 2010, China United Network Communications Corporation Limited (“CUCL”) issued tranche one of a commercial paper in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interest at 2.64% per annum. The commercial paper was fully repaid in March 2011.

On 20 September 2010, CUCL issued tranche two of a commercial paper in an amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carries interest at 2.81% per annum.

On 10 March 2011, CUCL issued tranche one and tranche two of super and short-term commercial papers in an amount of RMB8 billion each, with a maturity date of 180 days from the date of issue and carries interest at 3.88% per annum.

11.	REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB3,064 million for the six months ended 30 June 2011 (for the six months ended 30 June 2010: approximately RMB2,323 million).

The major components of revenue are as follows:

	Six months ended 30 June
	2011	2010 (As restated)

Total mobile telecommunications service revenue	48,974	39,060
Total fixed-line telecommunications service revenue	40,112	39,606
Unallocated telecommunications service revenue	—	537

Total telecommunications service revenue	89,086	79,203

Information communication technology services and other revenue	1,279	909
Sales of telecommunications products	11,035	2,528

Total revenue from external customers	101,400	82,640

12.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement.

As at 30 June 2011, the related financial assets at fair value through other comprehensive income amounted to approximately RMB9,861 million (31 December 2010: approximately RMB6,087 million). For the six months ended 30 June 2011, changes in fair value of the financial assets at fair value through other comprehensive income amounted to approximately RMB408 million (for the six months ended 30 June 2010: approximately RMB2,648 million). The changes in fair value, net of tax impact of approximately RMB306 million (for the six months ended 30 June 2010: approximately RMB1,986 million), was recorded in the unaudited condensed consolidated interim statement of comprehensive income.

13.	DIVIDENDS

At the annual general meeting held on 24 May 2011, the shareholders of the Company approved the payment of a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2010 totaling approximately RMB1,885 million (for the year ended 31 December 2010: approximately RMB3,770 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2011. As at 30 June 2011, all dividends have been paid by the Company, except for dividends payable of approximately RMB479 million due to Unicom BVI.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a TRE from 1 January 2008. Therefore, as at 31 December 2010, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassified the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

14.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2011 and 2010 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the six months ended 30 June 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) convertible bonds, while all potential ordinary shares for the six months ended 30 June 2010 arose from (i) share options granted under the amended Share Option Scheme; and (ii) share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive for the six months ended 30 June 2011 arose from convertible bonds with initial conversion price of HKD15.85, while the potential ordinary shares which are not dilutive for the six months ended 30 June 2010 arose from share options with exercise price of HKD15.42 granted under the amended Share Option Scheme, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2011	2010 (As restated)

Numerator (in RMB millions):
Profit attributable to owners of the parent	2,652	2,922

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,562	23,562
Dilutive equivalent shares arising from share options	210	117

Shares used in computing diluted earnings per share	23,772	23,679

Basic earnings per share (in RMB)	0.11	0.12

Diluted earnings per share (in RMB)	0.11	0.12

15.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June
	2011	2010

Transactions with Unicom Group and its subsidiaries:
Leasing fee of telecommunications networks in Southern China	1,200	1,100
Charges for lease of telecommunications resources	155	79
Rental charges for property leasing	463	398
Charges for value-added telecommunications services	77	48
Charges for equipment procurement services	88	141
Charges for engineering design and construction services	520	448
Charges for ancillary telecommunications services	584	417
Charges for comprehensive support services	78	82
Income from comprehensive support services	46	6
Charges for shared services	81	143
Income from shared services	—	3

16.	CONTINGENT LIABILITIES

As aforementioned in Note 11, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited (which merged with CUCL on 1 January 2009). Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2011 and 31 December 2010.

17.	EVENTS AFTER THE REPORTING PERIOD

On 19 August 2011, CUCL announced that it would launch the issue of tranche one of a commercial paper in an amount of RMB15 billion on 24 August 2011.

INTERIM DIVIDEND

It was resolved by the Board that no interim dividend for the six months ended 30 June 2011 will be paid.

CHARGE ON ASSETS

As at 30 June 2011, no property, plant and equipment was pledged to banks as loan security (31 December 2010: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2011, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2011 except the following:

(a) Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer (“CEO”) of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b) Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company’s articles of association (the “Articles of Association”). All Directors of the Company are subject to retirement by rotation at least once every three years.

AUDIT COMMITTEE

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming.

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor’s independence; reviewing quarterly and interim financial information, as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; and reviewing the reports on the internal control procedures of the Company. The Audit Committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective internal control and efficient audit.

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2011.

REMUNERATION COMMITTEE

The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies proposed by the management, remuneration packages of directors and senior management, as well as the Company’s share option schemes. The Remuneration Committee conducts performance review of the CEO and determines the CEO’s year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance review and determination of performance-based year-end bonuses for the other members of the Company’s management, which is subject to the review of the Remuneration Committee. The Remuneration Committee meets at least once a year.

NOMINATION COMMITTEE

The Nomination Committee comprises Mr. Cai Hongbin, Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming. Except Mr. Chang Xiaobing, who is the Chairman and CEO of the Company, each of Mr. Cai Hongbin, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming is an independent non-executive director of the Company. The Chairman of the Nomination Committee is Mr. Cai Hongbin.

The major responsibilities of the Nomination Committee include: reviewing the structure, number of members and composition of the Board and making recommendations to the Board; identifying individuals suitably qualified to become Board members and providing its opinion to the Board; making recommendations to the Board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors; providing its opinion to the Board on candidates nominated by the CEO to become senior management personnel of the Company and on changes to senior management personnel of the Company; and assessing the independence of the independent non-executive directors of the Company. The Nomination Committee meets where appropriate.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to Directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2011, and all of the Directors have confirmed such compliance.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2011, the Group had approximately 215,300 employees, 170 employees and 50 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 91,500 temporary staff in Mainland China. For the six months ended 30 June 2011, employee benefit expenses were approximately RMB12.52 billion (for the six months ended 30 June 2010: RMB11.57 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA

On 23 January 2011, the Company and Telefónica entered into an Agreement to Enhance the Strategic Alliance (the “Agreement to Enhance the Strategic Alliance”).

Pursuant to the Agreement to Enhance the Strategic Alliance, the Company acquired from Telefónica 21,827,499 ordinary shares of Euro1.00 each in the capital of Telefónica for an aggregate purchase price of Euro374,559,882.84 on 25 January 2011, and Telefónica agreed to purchase ordinary shares of HKD0.10 each in the capital of the Company for the aggregate consideration of USD500,000,000 through acquisitions from third parties within nine months after the date of the signing of the Agreement to Enhance the Strategic Alliance.

Under the Agreement to Enhance the Strategic Alliance, the Company and Telefónica agreed to enhance their existing strategic alliance and to deepen their cooperation in procurement, mobile service platforms, service to multinational customers, wholesale carriers, roaming, technology/ research and development, international business development, cooperation and the sharing of best practices. Furthermore, Mr. Chang Xiaobing was appointed as a director to the Board of Telefónica in May 2011 pursuant to the Agreement to Enhance the Strategic Alliance.

Please refer to the Company’s announcement dated 23 January 2011 for details.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2011 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2011 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

The 2011 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2011. Instead, it has been derived from the Group’s unaudited condensed consolidated financial information for the six months ended 30 June 2011, which will be included in the Company’s 2011 interim report.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of telecommunication industry and technology in the PRC; future growth of the market demand for telecommunication services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy; the effects of tariff reduction initiatives; the availability, terms and deployment of capital; changes in assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; the effect of the Company’s proposed adjustment in its business strategies relating to the PHS business; changes in political, economic, legal and social conditions in the PRC; the recovery from the previous economic slowdown inside and outside the PRC, and other factors that will affect the execution of our business plans and strategies, as well as our business condition and financial results.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 24 August 2011